
October 15, 2020

Michael Nazak
Chief Financial Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, California 95138

      Re: Aridis Pharmaceuticals, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed April 8, 2020
         File No. 001-38630

Dear Mr. Nazak:

      We have reviewed your September 1, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
6. Collaboration, Development and License Agreements
Cystic Fibrosis Foundation Development Agreement, page F-26

1.   In your response to our prior comment one from our August 20, 2020 letter, you state that the total grant award of $7.5 million is not the transaction price as of June 30, 2020 due to the transaction price being subject to the variable consideration constraint at each reporting date. You also state that the percentage of completion is multiplied by the total value of the grant award (i.e. approximately $7.5 million), which results in the maximum revenue from the grant that can be recognized through the end of the reporting period. At June 30, 2020, the work related only to the unconstrained milestones was 100% complete. The transaction price at that date was equal to the unconstrained milestone payments,

which is the amount of cumulative revenue recorded as of that date, in this case $3.7 million. Please tell us how you considered the guidance of ASC 606-10-32-42 & 43 when concluding that it is appropriate to recognize 100% of the transaction price when satisfaction of the performance obligation is only partially complete.

 You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences